EXHIBIT 99.3
Stratos Global Corporation
Management’s Discussion and Analysis of Financial Condition and Results of Operations For the Year Ended December 31, 2006
This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read in conjunction with our Audited Consolidated Financial Statements and related notes thereto as at and for the years ended December 31, 2006 and 2005, (the “Consolidated Financial Statements”). Financial data presented in the MD&A has been prepared in accordance with Canadian Generally Accepted Accounting Principles. A reconciliation to United States Generally Accepted Accounting Principles is presented in Note 22 to our Consolidated Financial Statements as at and for the years ended December 31, 2006 and 2005.
As a result of rounding adjustments, the figures or percentages presented in one or more columns included in any of the tabular presentations or information presented in this MD&A may not add up to the total for that column.
Throughout this MD&A, “we”, “us”, “our” and “Stratos” refer to Stratos Global Corporation and its subsidiaries and operating segments.
This MD&A contains statements and other forward looking information including, but not limited to potential future circumstances, results and developments. Forward-looking information is typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions, or future or conditional verbs such as “will”, “should”, “would” and “could”. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Such statements and information are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations generally and may differ materially from actual future results or events. Factors which could cause results or events to differ from current expectations include, among other things: changes in our commercial relationship with Inmarsat plc, changes in technology and industry participants in the remote communications industry, major satellite system failures or natural disasters, frequent new product and service introductions, our ability to successfully integrate Xantic B.V., changing or evolving customer requirements, continued price competition, changes in product mix, general industry and global economic conditions, and our ability to sustain and improve our financial performance. For additional information with respect to certain of these risks or factors, reference should be made to our continuous disclosure materials filed with Canadian Securities Regulatory Authorities, including the risk factors described in our annual information form, and to the prospectus contained in our registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on Form F-4, and also available on SEDAR, including the risk factors beginning on page 14 thereof.
MD&A Year Ended-December 31, 2006

Stratos disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.
Reported in U.S. dollars unless otherwise stated.
This MD&A has been prepared as at February 15, 2007.
Additional information regarding Stratos, including copies of our continuous disclosure materials filed with Canadian Securities Regulatory Authorities, such as our annual information form, is available on our website at www.stratosglobal.com or through the SEDAR website maintained by the Canadian Securities Regulatory Authorities at www.sedar.com.
A glossary of terms used in this MD&A is included at the end of this MD&A.
Overview
We are a leading global provider of advanced mobile and fixed-site remote telecommunications services. We provide Internet Protocol (“IP”), high-speed data and voice services to end-users typically operating beyond the reach of traditional wireline and terrestrial wireless telecommunications networks. The primary end-users of our services consist of governmental agencies and military forces, maritime organizations and oil and gas companies.
We offer a broad portfolio of remote telecommunications solutions to our customers, offering services over the mobile and fixed satellite systems of a number of the leading global and regional satellite system operators and through our owned and operated microwave and satellite telecommunications facilities. We also provide customized, turnkey remote telecommunications solutions, value-added services, and the equipment and engineering services to integrate the remote telecommunications solutions we offer.
In managing our business and for reporting purposes, we divide our business into two operating segments: Mobile Satellite Services, or MSS, and Broadband Services, or Broadband.
MSS
Our MSS segment provides mobile telecommunications services, primarily over the Inmarsat plc (“Inmarsat”) satellite system. The revenue derived from services provided over the Inmarsat satellite system accounted for approximately 81% of the MSS segment’s revenue and 62% of our consolidated revenue in the year ended December 31, 2006. To provide Inmarsat services, we operate a terrestrial-based network, including land earth stations, or LESs, located in Australia, Canada, the Netherlands, New Zealand and the United Kingdom. Other MSS services accounted for 19% of MSS segment revenue in the year ended December 31, 2006 and primarily consist of mobile telecommunications services sourced on a wholesale basis from mobile satellite system operators such as Iridium Satellite LLC (“Iridium”) and Mobile Satellite Ventures (“MSV”), sales of mobile terminals and equipment, accounting authority services billed to customers and other ancillary services. Other MSS services, in general, have lower gross margins than Inmarsat services.
MD&A Year Ended-December 31, 2006

On February 14, 2006, the Corporation completed the acquisition of Xantic B.V. (“Xantic”), of the Netherlands. The acquisition has strengthened Stratos’ MSS presence in Europe and Asia, enhanced the Corporation’s leading position in North America and provided us with greater reach across key market sectors, particularly in the Inmarsat maritime and aeronautical markets — see “Overview - The Xantic Acquisition”.
Broadband
Our Broadband segment provides VSAT services, sourced on a wholesale basis from a number of the leading fixed satellite system operators, with our VSAT hubs located in the United States, the United Kingdom, Germany and Russia. Our VSAT network enables integrated data and voice telecommunications between remote fixed sites and land-based offices. In addition, our Broadband segment operates what we believe to be the most extensive digital microwave network in the U.S. Gulf of Mexico, utilized primarily by oil and gas companies operating offshore rigs and platforms in the Gulf of Mexico. Our Broadband segment revenue also includes the sale and rental of equipment, repair and maintenance, and engineering services associated with microwave and VSAT technologies.
Key Factors Affecting our Business
Our revenue, profitability and cash flow are directly affected by the price we can charge for the products and services we sell, the volumes of certain higher gross margin products relative to certain of our lower gross margin products, and the gross margins of new products we have introduced. In the last two years, the price and volume of the various services we sell have been influenced by several key factors, including: increased price competition; introduction of new services; and changes in the mix of services we sell or lease. As a result of such factors, we expect we will need to increase the volumes of airtime we sell or lease in order to maintain or grow our revenue, profitability and cash flows. A further discussion of these factors follows.
Increased Price Competition
In the last two years, the remote telecommunications industry has experienced increased price competition. We believe MSS customers, particularly distributors, are continuing to make purchase decisions based primarily on price, as most major competitors now offer similar value-added services. A significant number of our customer contracts in our MSS segment are “on-demand” contracts which, consistent with industry practice, typically have no contractual minimum purchase requirements. On-demand services provide a cost effective option for end-users with fluctuating demand requirements and most of our distributors and end-users can readily purchase some or all of their on-demand mobile satellite services from our competitors without significant additional cost or disruption of services. Both of these factors contribute to volatility in the level of certain satellite airtime services we sell to individual customers. As a result, certain of our services are subject to competitive pricing pressures on a continuous basis and we must increase volumes in order to maintain or grow our revenues, profitability and cash flows.
MD&A Year Ended-December 31, 2006

Revenue in both our microwave and VSAT businesses are derived from contracts of varying lengths and from non-contractual purchases of equipment and services. In the Broadband segment, competitive pricing pressures during the past several years have affected our revenue in the Gulf of Mexico. The introduction of newer IP-based satellite technology has increased the competition from VSAT providers serving the oil and gas industry. This competition has reduced prices of both equipment and space segment in our VSAT business. In addition, certain oil and gas producers have moved to lower cost and capability VSAT solutions based primarily on price, further reducing our microwave revenue.
Introduction of New Services
Advances in satellite technologies have enabled satellite system operators to launch more sophisticated, higher-speed data services. We have observed that some of our end-use customers are migrating slowly from earlier technologies to the more sophisticated, higher-speed data services that have been recently introduced. In that regard, we have experienced, and continue to experience, a gradual migration by end-users from Inmarsat’s analog and older digital mobile satellite telecommunications services to the newer digital services with higher speed capabilities. With the introduction in December 2005 of BGAN, we expect to experience further migration by end-users from legacy data products such as Inmarsat GAN to BGAN and other more sophisticated, higher-speed data services introduced in the future. While revenues from BGAN services during 2006 were not significant due to the early stage of commercial deployment of the service, our BGAN revenue increased 93% in the fourth quarter of 2006 when compared to the preceding quarter. Since Inmarsat owns the LESs for its BGAN services, we expect our future gross margins associated with the revenues derived from the distribution of BGAN services will be less than for most other Inmarsat services. We expect the higher data speeds and smaller end-user terminals will encourage existing end-users to increase their usage and will also expand the market for MSS services. Growth in our Broadband segment has relied on the successful introduction of IP-based technologies for VSAT, such as the Stratos ITek VSAT product. Our objective is to increase the volumes of airtime and services we sell or lease in order to grow our revenue, profitability and cash flow.
In April 2006, the three largest Inmarsat distribution partners, including us, commenced an arbitration proceeding with Inmarsat, contending that Inmarsat’s recent appointment of a new distribution partner (the “proposed DP”) for BGAN services breached the terms of the Commercial Framework Agreement (“CFA”) and BGAN Services Distribution Agreement (“BGAN SDA”) among Inmarsat and all Inmarsat distribution partners. On January 3, 2007, the arbitrator issued a decision, holding that the Inmarsat appointment of the proposed DP breached the terms of the CFA and BGAN SDA as the proposed DP failed to meet the selection criteria agreed to by Inmarsat and the distribution partners. Following the arbitrator’s decision, a party related to the proposed DP was presented as a potential distribution partner, which the three largest Inmarsat distribution partners, including us, also opposed. On February 15, 2007, in a separate proceeding, the arbitrator ruled that this related party met the selection criteria to be a distribution partner. The decisions of the arbitrator are final and binding.
MD&A Year Ended-December 31, 2006

Product Mix
Excluding the impact of the Xantic acquisition on our MSS segment, we have been experiencing a shift in the mix of services we are distributing from the higher margin airtime services, such as Inmarsat’s high-speed digital services, to lower margin Inmarsat services, Iridium services for which we act as a non-facilities based distributor, and other MSS equipment and services. In addition, volatility in certain of our higher margin Inmarsat high-speed data services have contributed to changes in our product mix as these services become proportionately less of our MSS revenue. Accordingly, we need to increase the volumes of airtime we sell or lease in order to maintain or grow our revenue, profitability and cash flow. The acquisition of Xantic has significantly increased our volume of airtime for Inmarsat services — see “Overview — The Xantic Acquisition”.
In our Broadband segment, we have experienced a decline in our microwave and related services revenue in the Gulf of Mexico, both in absolute terms and as a percentage of segment revenue. The hurricanes experienced in 2005 changed our product mix, decreasing microwave revenues while increasing VSAT revenues — see “Overview — Impact of Hurricanes”. In addition, we attribute the decrease in microwave revenue to the decline in oil and gas companies’ exploration and development drilling activity in the shallow water areas of the Gulf of Mexico and the price competition from VSAT services. We do not purchase satellite airtime in connection with providing telecommunication services through our microwave network. As a result, a reduction in demand for our microwave services generally does not result in any significant related reduction in the cost of services and operating costs. In contrast, the increase in demand for our VSAT services results in an increase in the cost of services related to purchasing space segment from satellite operators and higher personnel costs associated with designing and delivering a customized VSAT solution. As a result, we have experienced a decline in our gross margin as a percentage of revenue as the gross margin associated with our VSAT network revenue is lower than that associated with our microwave network derived revenue.
The Xantic Acquisition
On February 14, 2006, we acquired all the issued and outstanding equity interests in Xantic for an aggregate purchase price of $185.3 million, including transaction costs of $7.2 million, net of cash acquired of $33.2 million. The cash purchase price paid at closing of $191.3 million was subject to post-closing adjustments. On February 2, 2007, we paid a purchase price adjustment of $20.0 million pursuant to a final settlement agreement to the former owners of Xantic.
The Xantic acquisition was accounted for using the purchase method resulting in total assets and liabilities recorded of $274.8 million and $89.5 million, respectively, as described in Note 3 to the Consolidated Financial Statements. Estimated restructuring and integration costs of $10.6 million are included in the purchase price allocation. Results of operations have been included in the consolidated statement of operations from the date of acquisition. For the year ended December 31, 2006, the Xantic acquisition increased our MSS segment revenue by $171.2 million of which 88% was related to services provided over the Inmarsat satellite system.
MD&A Year Ended-December 31, 2006

The Xantic acquisition contributed $28.3 million to MSS segment earnings during the year ended December 31, 2006.
During 2006, we executed our detailed integration plans including rationalization of sales and marketing, accounting, finance and other back-office functions and information technology infrastructure. The integration of our LES network is proceeding as described below. Based on the execution to date, our estimate of annual operating expense and capital expenditure synergies is $30 million expected to be realized within 18 months of completing the acquisition. In connection with the acquisition, we expect to incur one-time cash integration costs, excluding transaction costs, over the 18-month period following the acquisition of approximately $25 million. Integration costs include employee severance costs related to operating synergies, IT systems conversion and data migration and other costs related to integrating Xantic and Stratos. Integration activities proceeded as planned and integration and capital costs of $18.2 million were incurred during the year ended December 31, 2006.
In connection with the Xantic acquisition, we recorded an after-tax, non-cash write-off of $19.4 million related to capital assets and licenses used in our LES located in Goonhilly, United Kingdom and related software assets as a result of the planned rationalization of our post-acquisition LES network and services. LES services provided from the Goonhilly LES are being transitioned to our Burum, Netherlands LES and the Goonhilly LES will be fully shut down by the end of the first quarter of 2007.
Impact of Hurricanes
During 2006, network reconstruction and recovery efforts were completed on our Broadband microwave network and related telecommunications infrastructure in the Gulf of Mexico which were damaged by hurricanes Katrina and Rita in 2005. During the year ended December 31, 2006, we incurred $4.4 million of capital expenditures and received advance payments of $1.3 million from insurance carriers related to reconstruction of capital assets. Additional advance payments of $1.2 million in respect of capital assets were received from insurance carriers in 2005. Capital expenditures during 2005 and 2006 in respect of hurricane reconstruction efforts totaled $6.9 million and, as of April 1, 2006, connectivity has been restored to the entire network. Subsequent to December 31, 2006, we received additional advance payments of $1.7 million from our insurance carriers and expect final settlement of remaining property claims during the first half of 2007.
As a result of the damage to the microwave network, telecommunications services to energy customers continued to be impacted during 2006. Excluding the impact of $1.7 million related to 2005 revenue recoveries as a result of continued positive experience resolving service interruption issues with certain of our microwave customers and certain large microwave equipment sales, the hurricanes decreased our higher margin recurring microwave revenues in 2006 as certain customers have not returned to the microwave network. We continued to experience higher revenue related to lower margin VSAT services, including space segment, equipment rentals and other services provided to our customers affected by the hurricanes. We expect that the change in product mix caused by the hurricanes will continue to impact our gross margins and segment earnings in the future. The impact is based on a number of factors, including activity levels in the Gulf of Mexico, our customer’s assessment of their continuing communication requirements and certain customers choosing to remain with VSAT solutions.
MD&A Year Ended-December 31, 2006

We have business interruption insurance and are engaged in discussions with our insurance carriers with respect to the impact on our business caused by the hurricanes. During the first quarter of 2006, we received an advance payment of $0.5 million from our insurance carriers for business interruption which has been included in deferred revenue at December 31, 2006 pending final resolution of the business interruption claim which is expected during the first half of 2007.
How We Evaluate our Operating Results and Financial Condition
In our public disclosure documents, we provide certain financial and related information about our business and each of our operating segments. Our objective in providing this information is to help users of our consolidated financial statements: (i) better understand our overall performance, (ii) better assess the profitability of our two operating segments, (iii) better assess our prospects for future net cash flows, and (iv) make more informed judgments about us as a whole. In our effort to achieve this objective, we provide information about segment revenues and segment earnings because these financial measures are used by our key decision makers in making operating decisions and assessing performance. We define “segment earnings” as earnings for a segment before interest expense, depreciation and amortization, other costs (income), non-controlling interest, equity in earnings of investee and income taxes. For additional information about our segment revenues and segment earnings, including a reconciliation of these measures to our consolidated financial statements, see note 17 to our Consolidated Financial Statements.
Comparison of Year Ended December 31, 2006 and December 31, 2005
The following table sets forth statement of operations data and key statistics for the years ended December 31, 2006 and December 31, 2005.

	Year Ended
	December 31
	2006	2005
	($ in millions, except percentages)
Revenue
- MSS	$410.9	$259.9
- Broadband	126.9	121.1

	537.8	381.0

Gross margin	143.2	109.7
As a % of revenue	27%	29%

Operating expenses	68.6	51.5
As a % of revenue	13%	14%

Segment earnings
- MSS	65.3	44.8
- Broadband	9.4	13.4

	74.7	58.2

As a % of revenue	14%	15%

Interest expense	34.8	11.4
Depreciation and amortization	40.8	36.6
Other costs (income)	30.9	0.6
Non-controlling interest	0.1	0.1
Equity in earnings of investee	(0.9)	(0.8)

(Loss) earnings before income taxes	(31.0)	10.3
Income tax (recovery) expense	(4.2)	4.9

Net (loss) earnings	$(26.8)	$5.4

MD&A Year Ended-December 31, 2006

Revenue
Our total revenue for the year ended December 31, 2006 was $537.8 million up $156.8 million, or 41% from the prior year. MSS segment revenue of $410.9 million was up $151.0 million, or 58%, from the prior year. Broadband segment revenue increased by $5.8 million, or 5% to $126.9 million in 2006.
The increase in our MSS segment revenue was attributable to the $171.2 million of revenue for the period from February 14 to December 31, 2006 related to the Xantic acquisition as previously discussed — see “Overview — The Xantic Acquisition” partially offset by the decrease in our legacy MSS segment revenues. Excluding the impact of the Xantic acquisition, our MSS segment revenue decreased $20.2 million in 2006 when compared to the prior year. The decrease was the result of declines of $12.6 million in Inmarsat revenue and $7.6 million of other MSS revenue.
Excluding the impact of Xantic, the $12.6 million decline in Inmarsat revenue during 2006 was attributable to an approximately $8.3 million decline in volume and $4.3 million decline in price per unit. The volume declines related primarily to decreases in the volume of Inmarsat GAN services partially offset by increases in our Swift 64 and F services when compared to 2005. Inmarsat GAN, F and Swift 64 services are primarily used by customers in the land sector, maritime sector, and aeronautical sector, respectively. Average revenue per unit declined primarily in our Inmarsat Mini-M, B and C services due to the price competition experienced in 2005 and 2006. Decreases in other MSS revenue during the year were primarily attributable to decreased accounting authority services provided through our LESs.
MD&A Year Ended-December 31, 2006

The following table sets forth our Inmarsat revenues for the year ended December 31, 2006 and December 31, 2005 for our key market sectors.

	Year Ended
	December 31,
	2006	2005
	($ in millions)
Revenues
Maritime sector:
Voice services	$116.1	$43.2
Data services	43.5	17.1

Total maritime sector	159.6	60.3

Land sector:
Voice services	20.4	9.2
Data services	54.2	47.0

Total land sector	74.6	56.2

Aeronautical sector	28.2	7.0
Leasing	71.6	70.9

Total Inmarsat revenue	$334.0	$194.4

The increases of $99.3 million in the maritime sector and $21.2 million in the aeronautical sector for the year ended December 31, 2006 are due to the acquisition of Xantic and their strong presence in these sectors combined with the growth in our Inmarsat F maritime service and Swift 64 aeronautical service when compared to the prior year. Revenues in the land sector increased $18.4 million primarily as a result of increased revenue from the Xantic acquisition partially offset by declines in GAN revenue noted above. Continuing from the second half of 2005, we have experienced volatility in usage patterns for GAN services used to a significant extent by our government and military customers operating in the land sector. Excluding the impact of the Xantic acquisition, our GAN revenues declined in 2006, when compared to the prior year, by $16.7 million due to the changes in volume as previously noted. Our leasing services, primarily Inmarsat B, continue to enjoy modest growth as a result of increased usage by government and military customers.
The increase in our Broadband segment’s revenue of $5.8 million, or 5%, during 2006 is primarily due to increased VSAT revenue in the Gulf of Mexico related to services provided to our customers affected by the hurricanes occurring in 2005 and other growth in VSAT solutions provided to our oil and gas customers. In addition, VSAT revenue from remote monitoring equipment and services has increased when compared to 2005. These increases in VSAT revenue are partially offset by declines in revenue in our European VSAT operations due to the expiration of certain legacy contracts which have not been renewed. Microwave revenues have increased in 2006 when compared to the prior year as revenue from our microwave network was negatively impacted by the 2005 hurricanes. This increase includes the 2005 revenue recoveries of $1.7 million recorded in the first half of 2006 — see “Overview — Impact of Hurricanes” and an increase in microwave equipment revenue.
Gross Margin
Gross margin for the year ended December 31, 2006 was $143.2 million, an increase of $33.5 million compared to 2005. As a percentage of revenue, gross margin was 27% for the year ended December 31, 2006, compared to 29% for the year ended December 31, 2005.
Gross margin consists of revenue less cost of goods and services. Cost of goods and services includes variable expenses such as the cost of airtime and space segment we purchase from satellite owners, cost of equipment, materials and services we re-sell, and variable labor costs related to our repair and service workforce. Cost of goods and services also includes costs such as network infrastructure operating costs, customer support center costs, telecommunications services purchased from terrestrial providers, rents and salaries that do not vary significantly with changes in our volumes of goods and services sold.
MD&A Year Ended-December 31, 2006

In the MSS segment, gross margin increased as a result of the increased revenue related to the Xantic acquisition. In addition, gross margin in 2006 was positively impacted by approximately $2.1 million as a result of favorable commercial settlements in respect of satellite airtime volume discounts related to prior years.
As a percentage of segment revenue, gross margin in the MSS segment decreased in 2006 when compared to 2005. The Xantic business included modestly lower gross margins due to the higher volume of maritime sector voice revenues. In addition, the lowering of prices for certain of our Inmarsat services due to competitive pricing pressures, predominantly in 2005, and a reduction in usage of higher margin high-speed data products used in the land sector also contributed to the decline. These declines were partially offset by the favorable commercial settlements noted above and the synergies achieved following the Xantic acquisition largely in respect of combined volume discounts.
In the Broadband segment, gross margin decreased in absolute terms and as a percentage of revenue in 2006 when compared to 2005. The decrease was the result of a greater proportion of segment revenue represented by lower gross margin VSAT services due to a shift in the revenue mix from our microwave network in the Gulf of Mexico to VSAT caused by last year’s hurricanes, as well as an increased level of growth in VSAT revenue. Gross margin on VSAT services is impacted by higher personnel costs associated with designing and delivering a customized VSAT solution. Gross margin in the fourth quarter of 2006 also was impacted by a loss of $1.3 million on a fixed price engineering project in continental Africa resulting in a loss on the contract of $1.1 million in the year ended December 31, 2006. In addition, the increase in lower margin microwave equipment sales relative to higher margin microwave communication services and certain increased operating costs related to our microwave network in the Gulf of Mexico contributed to the decrease. Gross margin percentage in 2005 was adversely impacted by the hurricanes occurring in that year.
Operating Expenses
Operating expenses for the year ended December 31, 2006 of $68.6 million were $17.1 million more than in 2005. Operating expenses represented 13% of our revenue for 2006 compared to 14% for the prior year. The increase in operating expenses in absolute dollars was due to additional operating expenses of $18.0 million associated with Xantic in the period from February 14, 2006 to December 31, 2006.
Our operating expenses include general and administrative costs associated with our corporate management and back office billing, credit, accounting and information technology operations, public company costs, costs associated with our worldwide sales and marketing organization and related legal, audit and other professional fees we require to operate our business.
MD&A Year Ended-December 31, 2006

The increase in operating expenses in 2006 related to the Xantic acquisition includes a $0.6 million gain as a result of a series of foreign exchange forward contracts which Xantic had executed to manage exposure to Euro/U.S. Dollar exchange rate fluctuations relating to Euro operating expenses. The last of these contracts matured on December 15, 2006. Operating expenses in 2005 included the write-off of approximately $1.0 million of previously deferred acquisition costs for other acquisition opportunities that were no longer pursued following the announcement of the Xantic acquisition. During the first quarter of 2005, we recorded a reduction in professional fees of approximately $1.0 million, upon receipt of $3.0 million to settle a licensing dispute and reimburse our professional fee expenses incurred in resolving the dispute. The remaining $2.0 million was recorded in other income during the period. See the discussion of “Other Costs (Income)”.
Segment Earnings
MSS segment earnings increased $20.5 million to $65.3 million in the year ended December 31, 2006, from the $44.8 million achieved in the prior year. The increase was primarily a result of the increase in gross margin partially offset by the increase in operating expenses related to the Xantic acquisition. As a percentage of revenue, MSS segment earnings represented 16% of the MSS segment revenue in 2006 compared to 17% in the prior year. When compared to the prior year, MSS segment earnings as a percentage of revenue decreased for the year ended December 31, 2006 as a result of the decline in gross margin percentage.
Due to the reset of the Inmarsat volume discount arrangements in the first quarter of the year, MSS gross margin and segment earnings increased throughout 2006 as higher volume discounts were achieved — see “Quarterly Information”. Based on the volume and mix of Inmarsat services provided in the year, approximately $22.4 million of Inmarsat volume discounts were realized in 2006.
Broadband segment earnings declined $4.0 million, to $9.4 million in the year ended December 31, 2006 compared to the prior year. As a percentage of segment revenue, Broadband segment earnings decreased to 7% from 11% in the prior year. The decline both in absolute terms and as a percentage of revenue is due to the decline in gross margin related to the shift in product mix driven primarily by the impact of the hurricanes which decreased the proportion of microwave revenue and increased the proportion of lower margin VSAT revenue and a loss on the fixed price engineering project — see “Gross Margin”.
Interest Expense
Interest expense for the year ended December 31, 2006 of $34.8 million reflected an increase of $23.4 million when compared to 2005. The increase was due primarily to the refinancing of our senior credit facilities on February 13, 2006 and the additional $61.5 million of Term B debt when compared to our former Term B and revolving operating facilities, and $150.0 million of senior unsecured notes issued in connection with the Xantic acquisition.
MD&A Year Ended-December 31, 2006

The LIBOR margin on the refinanced Term B facilities is 2.75% compared to 2.25% under the prior Term B facility. The interest rate on the senior unsecured notes is 9.875%. Interest expense for 2006 also includes $2.8 million related to the write-off of costs deferred in connection with our credit facilities in place prior to the refinancing.
Depreciation and Amortization
Depreciation and amortization for the year ended December 31, 2006 increased $4.2 million to $40.8 million, compared to $36.6 million for the prior year. The increase is due primarily to the amortization of customer relationship intangibles related to the Xantic acquisition of $6.6 million and depreciation expense related to Xantic capital assets of $3.0 million. Depreciation and amortization in the year ended December 31, 2006 also included $1.9 million related to the amortization of customer relationship intangibles related to the 2005 acquisition of Plenexis Holding GmbH and its subsidiaries (“Plenexis”) compared to $1.7 million in 2005. These increases were partially offset by reduced depreciation related to certain telecommunications equipment and other assets which were fully depreciated during 2005.
Other Costs (Income)
Other costs (income) of $30.9 million for the year ended December 31, 2006 included the following:
•	Severance and other costs of $7.4 million included severance and consultant costs related to corporate wide restructuring measures designed to reduce costs. In addition, severance and other costs also included costs associated with the integration of Xantic and the elimination of redundant positions and relocation of sales offices which existed in the MSS segment prior to the acquisition.

•	Coincident with the acquisition of Xantic, we completed an evaluation of our consolidated post-acquisition LES network infrastructure and services. As a result, in 2006, we recorded an asset impairment charge of $19.4 million in connection with our capital and licenses used in our LES in Goonhilly, U.K. and certain related software assets. LES services currently provided from the Goonhilly LES are being transitioned to our Burum, Netherlands LES and the Goonhilly LES will be shut down by the end of the first quarter of 2007.

•	An asset impairment charge of $4.2 million related to the write-off of capital assets in 2006, representing costs incurred under a contract to customize and integrate customer relationship management software for use within our mobile satellite business. We have filed a claim for U.S. $7.0 million in damages, plus costs and interest, as a result of the third party consultant’s breach of contract and the defendant has filed a counterclaim alleging breach of the same contract and seeking U.S. $6.7 million in damages, plus costs and interest.

•	Other income of $0.2 million recorded in the third quarter of 2006 related to the successful appeal of a portion of the court ruling in favor of a former director and officer provided for in 2005.
MD&A Year Ended-December 31, 2006

Other costs of $0.5 million for the year ended December 31, 2005 consist of a $1.7 million expense for a lawsuit brought against the Corporation, $0.7 million in respect of employee severance and other costs in the MSS and Broadband segments and $0.2 million related to the impairment of certain software assets partially offset by other income of $2.0 million attributable to the settlement of a commercial dispute with a third party regarding licensing and use of certain technology.
Income Tax
Income tax recovery was $4.2 million based on a loss before tax of $31.0 million for the year ended December 31, 2006 compared to income tax expense of $4.9 million based on income before tax of $10.3 million for the year ended December 31, 2005.
The difference in the effective income tax rate from the 36% Canadian statutory rate is due, in both years, primarily to losses incurred in foreign jurisdictions for which no tax benefit was recognized. In addition, in 2006, a reduction in the enacted rates in the Netherlands applicable to current and future years and substantively enacted rates in Canada applicable to future years, as well as differences in statutory financial reporting in some jurisdictions as compared to consolidated financial reporting contributed to the lower effective income tax rate. The losses for which no tax benefit was recognized in 2006 relate primarily to the asset impairment charge of $19.6 million recorded in the first quarter – see “Other costs (income)”. These benefits will be recognized in the future if their realization is determined to be more likely than not.
Net Earnings (Loss)
We recorded a net loss of $26.8 million during 2006 compared to net earnings of $5.4 million for 2005. The basic loss per share for the year ended December 31, 2006 was ($0.64) compared to basic earnings per share of $0.13 in the prior year.
Fourth Quarter 2006
The MSS segment results for the fourth quarter of 2006 are consistent with the third quarter of 2006 due to the increases in Inmarsat volume based discounts, other Xantic integration synergies and cost savings initiatives. The third quarter of 2006 was positively impacted approximately $3.3 million as a result of a favorable commercial settlements including adjustments to satellite airtime volume discounts of which $2.1 million related to prior fiscal years.
Compared to the third quarter of 2006, the fourth quarter of 2006 includes increased revenue in the Broadband segment related primarily to microwave equipment sales to a customer in the Gulf of Mexico. However, Broadband segment earnings in the fourth quarter were negatively impacted by a loss of $1.3 million in respect of a fixed price engineering project – see “Gross Margin”.
MD&A Year Ended-December 31, 2006

Quarterly Information
The table below sets forth selected financial data related to our revenue, net earnings and earnings per common share for each of the eight most recently completed quarters. The financial data is derived from our interim unaudited consolidated financial statements, which are prepared in accordance with Canadian GAAP.

	(U.S. Dollars; in millions, except per share amounts)
	2006

	Dec. 31	Sept. 30	June 30	Mar. 31

Revenue	$140.7	$138.6	$139.3	$119.3
Net Earnings (Loss)	1.7	0.5	(4.1)	(24.9)
Basic and Diluted Earnings (Loss) Per Common Share	0.04	0.01	(0.10)	(0.59)

	(U.S. Dollars; in millions, except per share amounts)
	2005

	Dec. 31	Sept. 30	June 30	Mar. 31

Revenue	$100.6	$95.2	$92.7	$92.5
Net Earnings (Loss)	2.0	(0.5)	0.4	3.5
Basic and Diluted Earnings (Loss) Per Common Share	0.05	(0.01)	0.01	0.08

In the four quarters of 2005, Broadband segment growth in VSAT through geographic expansion related to the Plenexis acquisition resulted in an overall increase in revenue. In the third quarter of 2005, MSS segment revenue increased 8% when compared to the second quarter of 2005 due to increased volumes in certain Inmarsat products reflecting in part the impact of Hurricane Katrina, and increases in other MSS revenues. The third quarter of 2005 also included the overall negative impact on revenues and earnings in the Broadband segment resulting from the hurricanes in the Gulf of Mexico. The fourth quarter of 2005 included increased revenue in the Broadband division related to VSAT and other services provided to customers affected by the hurricanes. Revenues in the four quarters of 2006 included the increased revenues from the Xantic acquisition partially offset by declines in GAN revenues. In addition, Broadband segment revenues decreased modestly in the first quarter of 2006 due to decreases in VSAT equipment revenues and in the second quarter of 2006 due to lower revenue recoveries related to resolving service interruption issues with our customers impacted by the hurricanes in 2005. In the third quarter of 2006, MSS and Broadband segment revenue remained essentially consistent with the prior quarter. Revenue in the fourth quarter of 2006 increased compared to the prior quarter primarily due to increased microwave equipment sales to a customer in the Gulf of Mexico.
Inmarsat volume discount arrangements become effective on January 1st of each year. As a result of accumulated volumes in the second, third and fourth quarters of 2005, we achieved reductions in the cost of goods and services of approximately $1.0 million, $0.3 million and $0.6 million, respectively, when compared to the immediately preceding quarter. With the annual reset of the volume discount arrangements on January 1, 2006, cost of goods and services in the MSS segment, excluding Xantic, increased $1.9 million when compared to the fourth quarter of 2005. As a result of accumulated volumes in the first, second, third and fourth quarters of 2006 and the additional volumes in Xantic, we achieved combined reductions in the cost of goods and services of approximately $1.5 million, $4.3 million, $7.4 million and $9.2 million, respectively, when compared to undiscounted rates.
MD&A Year Ended-December 31, 2006

In addition, the third quarter of 2006 was positively impacted approximately $3.3 million as a result of a favorable commercial settlements including adjustments to satellite airtime volume discounts of which $2.1 million related to prior fiscal years.
The first quarter of 2005 includes other income of $2.0 million – see “Other Costs (Income)”. The second quarter of 2005 includes other costs of $1.7 million related to a court ruling in a lawsuit brought against us by one of our former officers. The first, second, third and fourth quarters of 2006 includes other costs of $30.9 million, primarily related to the acquisition of Xantic – see “Other Costs (Income)”.
Selected Annual Information
The table below sets forth selected financial data relating to the years ended December 31, 2006, 2005 and 2004. This financial data is derived from our Consolidated Financial Statements for each of the years then ended, which are prepared in accordance with Canadian GAAP.
Income Statement Data

(U.S. Dollars; in millions, except per share amounts)	Year Ended December 31

	2006	2005	2004

Revenue	$537.8	$381.0	$367.8
Net (loss) earnings	(26.8)	5.4	25.1
Basic and diluted (loss) earnings per share	(0.64)	0.13	0.51
Balance Sheet Data

(U.S. dollars; in millions)	As at December 31

	2006	2005	2004

Total assets	$777.7	$495.3	$529.6
Long-term debt (excluding current portion)	373.2	162.6	149.2
Cash dividends paid	—	—	—

Comparison of Years Ended December 31, 2006, December 31, 2005 and December 31, 2004
Our total revenue for 2005 was $381.0 million, an increase of $13.2 million from the prior year. The increase was primarily attributable to the inclusion of $27.8 million in revenue from Plenexis, which we acquired on January 31, 2005.
MD&A Year Ended-December 31, 2006

This increase was partially offset by a reduction in Inmarsat revenue in our MSS segment and declines in our microwave and North Sea VSAT services in 2005 when compared to 2004.
Net earnings decreased $19.7 million in 2005 when compared to 2004. The primary components of the decrease were: (i) a decrease in gross margin of $11.8 million; (ii) an increase in operating expenses of $8.1 million; (iii) an increase in depreciation and amortization of $7.6 million; (iv) a decrease in other costs of $3.0 million; and (v) a decrease in income tax expense of $3.8 million.
MSS gross margin decreased in 2005 primarily due to the lowering of prices for certain of our Inmarsat services due to competitive pricing pressures and a shift in product mix to lower margin other MSS products. Broadband segment gross margins decreased as a result of the decrease in microwave network revenue, due in part to the impact of the hurricanes, lower North Sea VSAT revenue, and the greater proportion of segment revenue represented by lower gross margin VSAT services due to the acquisition of Plenexis, VSAT services provided to customers impacted by the hurricanes and growth in other VSAT revenue. Operating expenses increased in 2005 when compared to the prior year as a result of operating costs associated with Plenexis from January 31, 2005 to December 31, 2005. Depreciation and amortization expense increased in 2005 due to the acquisition of Plenexis and increased expenditures in 2004 and 2005 related to telecommunications equipment and computer software and hardware.
Other costs (income) in 2004 were $3.6 million. This amount resulted from the following (income) costs: (i) other costs of $2.9 million in respect of certain restructuring activities undertaken in the year; (ii) an asset impairment charge of $1.9 million in respect of termination of a Broadband contract which utilized specific assets that we did not re-deploy due to the limited market for the technology and the consolidation of certain telecommunications switches within the Broadband segment to improve efficiencies and customer service; (iii) an asset impairment charge of $0.3 million in respect of our MSS segment; and (iv) reduction in the allowance for uncollectability of accounts receivable of ($1.5) million as a result of successful collection activities. Other costs of $0.6 million in 2005 are as described previously — see “Comparison of Year Ended December 31, 2006 and December 31, 2005 – Other Costs (Income)”.
The decrease in income tax expense in 2005 was due primarily to the decrease in earnings before income taxes when compared to the prior year.
The increase in long-term debt as at December 31, 2005 when compared to the prior year was due to the $15.0 million advance drawn under our revolving credit facility to fund a portion of a share repurchase in 2005.
MD&A Year Ended-December 31, 2006

The increased revenue and decreased net earnings in 2006, as compared to 2005, is described under “Comparison of Year Ended December 31, 2006 and December 31, 2005”. The increase in the long-term debt in 2006 as compared to 2005 is described under “Liquidity and Capital Resources”.
Related Party Transactions
In the normal course of operations, we engage in transactions with our equity owned investee, Navarino Telecom SA and NTS Maritime Ltd (collectively referred to as “Navarino”), one of Stratos’ largest distributors. Sales of airtime and equipment to Navarino for the year ended December 31, 2006 was $15.4 million compared to $14.4 million for the prior year. These transactions are measured at the amounts exchanged. The amount receivable from Navarino at December 31, 2006 was $6.9 million compared to $6.0 million at December 31, 2005.
Liquidity and Capital Resources
Operating Activities
We generated $38.0 million in operating cash flow (before changes in non-cash working capital) during the year ended December 31, 2006, a decrease of $7.5 million from the $45.5 million generated for the year ended December 31, 2005. The decrease was due primarily to the decrease in net earnings partially offset by the increase in non-cash charges during the year including the asset impairment charge of $23.6 million, future income tax recovery of $7.1 million and the amortization of deferred financing charges of $4.7 million.
We increased our investment in non-cash working capital during the year ended December 31, 2006 by $11.1 million. The investment in non-cash working capital was determined by excluding the opening non-cash working capital balances arising from the Xantic acquisition as well as non-cash transactions impacting working capital related to the write-off of assets. Excluding the effect of these acquired opening balances and non-cash transactions, the increased investment in non-cash working capital during the year ended December 31, 2006 was due primarily to an increase in trade accounts receivable resulting from the increased revenue and timing of certain cash collections. We increased our investment in non-cash working capital during the year ended December 31, 2005 by $14.8 million, excluding the effect of opening non-cash working capital balances arising from the Plenexis acquisition. Excluding the effect of these acquired opening balances, the increased investment in non-cash working capital for the year ended December 31, 2005 was due primarily to a decrease in payables and accruals reflecting changes in the timing of payments for certain operating costs and capital expenditures as well as an increase in inventory and prepaids and other.
Net operating cash flow for the year ended December 31, 2006 was $26.9 million compared with the $30.7 million generated during 2005.
MD&A Year Ended-December 31, 2006

Investing Activities
Cash used in investing activities was $203.8 million for the year ended December 31, 2006, compared to an investment of $44.4 million for the prior year. The $159.4 million change for the year ended December 31, 2006 compared with 2005 was primarily due to the acquisition of Xantic for $162.5 million compared to investments totaling $12.1 million in Navarino and Plenexis during the same period last year. The investment in Xantic consists of $191.3 million paid at closing plus $4.4 million of transaction costs incurred in 2006, net of cash acquired of $33.2 million. The remainder of the change in cash used in investing activities is primarily attributable to an increase in deferred costs associated with the refinancing of our senior credit facilities in the first quarter of 2006. Capital asset additions for the year ended December 31, 2006 of $30.0 million increased by $4.2 million from $25.8 million incurred during the year ended December 31, 2005. Capital asset additions for the year ended December 31, 2006 related primarily to the investment in capital infrastructure associated with the Xantic integration, rebuild of telecommunications assets in the Gulf of Mexico which were damaged by hurricanes Katrina and Rita, as well as purchases of VSAT telecommunications equipment. Capital expenditures for the year ended December 31, 2005 related to rebuilding the microwave network in the Gulf of Mexico, the investment in the IP-based core network and the StratosMax service in the Gulf of Mexico, satellite terminals and infrastructure in support of the multi-regional VSAT and other system enhancements designed to improve customer service.
Financing Activities
Financing activities generated cash of $210.5 million for the year ended December 31, 2006, compared to a use of cash of $52.5 million for the year ended December 31, 2005. During the first quarter of 2006, we refinanced our senior credit facilities. Cash generated for 2006 was primarily due to long-term debt proceeds of $225.0 million from the amended and restated Term B facility which was partially used to repay the outstanding balances of $148.5 million under the prior Term B facility and $15.0 million under the prior revolving operating facility. The remaining proceeds from the amended and restated Term B facility were used to fund a portion of the Xantic acquisition. In addition, we issued senior unsecured notes of $150.0 million to finance the remaining portion of the Xantic acquisition, transaction and integration costs. Cash used in financing activities during the year ended December 31, 2005 related primarily to $65.3 million of cash used to repurchase 7.4 million shares of our capital stock, net of a $15.0 million advance drawn under our revolving credit facility to finance a portion of the cost of the share repurchase.
At December 31, 2006, long-term debt (including current portion and senior unsecured notes) totaled $375.6 million and shareholders’ equity totaled $197.9 million. At December 31, 2005, long-term debt (including current portion) totaled $164.2 million and shareholders’ equity totaled $222.9 million. The long-term debt to equity ratio was 1.9:1 at December 31, 2006, compared to 0.7:1 at December 31, 2005.
MD&A Year Ended-December 31, 2006

Cash, Short-Term and Long-Term Borrowings
At December 31, 2006, we held cash and short-term investments of $48.1 million. This was an increase of $33.6 million from the December 31, 2005 cash and short-term investment balance of $14.5 million. This increase resulted primarily from the long-term debt proceeds and issuance of senior unsecured notes outlined above and cash provided by operations for the year ended December 31, 2006 of $26.9 million. The increase was partially offset by the repayment of the former Term B and revolving operating facilities then outstanding, the acquisition transactions described previously and capital and other asset additions during the period.
In connection with the acquisition of Xantic on February 14, 2006, we incurred long-term debt in order to refinance our existing senior credit facilities and fund the purchase price of Xantic paid at closing, as well as transaction and integration costs. Effective February 13, 2006, our refinanced senior secured credit facilities consisted of: (i) a five year $25.0 million revolving operating facility; (ii) a five year Term A facility of up to $20.0 million; and (iii) a six year Term B facility of $225.0 million. In addition, on February 13, 2006 we issued $150.0 million of 9.875% senior unsecured notes due in 2013. On January 31, 2007, we terminated the Term A facility which was only available to fund purchase price adjustments related to the Xantic acquisition. On February 2, 2007, the Xantic purchase price adjustment of $20.0 million was funded from cash on hand. The refinanced senior credit facilities were provided by a syndicate of financial institutions. No amounts have been drawn under the new revolving operating facility. The terms of our refinanced senior credit facilities and the senior unsecured notes are described in Note 9 to our Consolidated Financial Statements. Subsequent to year-end, we have requested temporary adjustments for 2007 to certain financial covenants under our existing senior credit facilities in order to provide additional flexibility while we complete the integration of Xantic. Such adjustments require approval from a majority vote, based on their outstanding commitments, of the syndicate members.
We believe our cash and cash equivalents and cash flow from the combined operations will provide the resources required to meet our expenditure requirements for the foreseeable future. Expenditure requirements include working capital requirements, integration costs related to the Xantic acquisition, debt service and ongoing capital expenditure requirements. In addition, if required, we have available the $25.0 million revolving operating facility to fund expenditures.
MD&A Year Ended-December 31, 2006

Contractual Obligations
A summary of our total contractual obligations and commercial commitments to make future payments as at December 31, 2006 is presented in the table below.

		Payments due by December 31
		($ in millions)
Contractual obligations	Total	2007	2008	2009	2010	2011	Thereafter

Long-term debt (1) (2)	$375.6	$2.4	$2.4	$2.4	$2.4	$2.3	$363.7
Operating leases	25.9	5.6	4.0	2.7	2.5	2.3	8.8
Maintenance contracts	2.7	2.0	0.6	0.1	—	—	—
Capital expenditure obligations	0.8	0.6	0.2	—	—	—	—
Purchase obligations(3)	40.6	26.1	11.0	2.7	0.5	0.2	0.1
Other obligations	18.3	3.9	1.9	1.3	1.0	1.1	9.1

Total contractual obligations	$463.9	$40.6	$20.1	$9.2	$6.4	$5.9	$381.7

(1)	Excludes interest.

(2)	See changes in long-term debt under “Liquidity and Capital Resources – Cash, Short-Term and Long-Term Borrowings”.

(3)	Purchase obligations are related primarily to space segment costs and will be funded from contracts to provide space segment and related services to our customers.
Off-Balance Sheet Arrangements
We have no material off-balance sheet arrangements.
Outstanding Share Capital
We are authorized to issue an unlimited number of preferred shares, issuable in series, and an unlimited number of common shares. As at December 31, 2006, we had issued and outstanding 42.0 million (2005 – 42.0 million) common shares with a stated value of $216.2 million (2005 — $216.1 million). No preferred shares have been issued.
Critical Accounting Estimates
The preparation of our Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results that differ from these estimates could have a significant adverse effect on operating results and financial position. The following significant accounting estimates are considered critical in that they involve a higher degree of judgment and complexity than others.
MD&A Year Ended-December 31, 2006

Allowance for uncollectability of accounts receivable and revenue adjustments
We provide goods and services to our customers primarily on credit and provide an allowance for uncollectability of accounts receivable to cover reasonably estimated losses from the inability of customers to make required payments.
Provisions are assessed utilizing a combination of techniques. We specifically review our larger accounts and assess a customer’s ability to make payments. Based on this review, specific reserves for such accounts are recorded against amounts due to reduce accounts receivable to the amount reasonably believed to be collectable. For those accounts not specifically reviewed, we record specific reserves at varying rates dependent on the collection status and aging of the customer account. A number of factors are considered in evaluating the adequacy of the provision for uncollectability of accounts receivable, including: historical collections experience; customer concentrations; changes in customer payment terms; economic and industry trends expected to prevail prior to settlement; the creditworthiness and collection status of the account; and any other specific factors known to management relating to the accounts.
Management believes the recorded allowance is sufficient and appropriate based on the exposures identified and historical experience. Should the financial condition of our customers deteriorate, adversely affecting their ability to make payments to us, additional allowances may be required and could affect operating results in future periods. Bad debt expense is classified within operating expenses in the consolidated statements of operations. We also provide an allowance against accounts receivable for revenue adjustments. The provision is estimated based on an analysis of known billing adjustments existing at the balance sheet date and historical experience. Revenue adjustments are charged against revenue in the consolidated statements of operations. The allowance for uncollectability of accounts receivable and revenue adjustments is $12.5 million as at December 31, 2006 (2005 — $14.1 million) and is netted against accounts receivable.
Useful life of capital and intangible assets
The estimated useful life of capital and intangible assets is used to determine depreciation and amortization expense. An asset’s useful life is estimated when the asset is acquired. The estimate is based upon past experience with similar assets, taking into account expected technological changes, prospective economic utilization and the physical condition of the assets concerned. A significant portion of our capital assets relate to telecommunications equipment and earth station equipment associated with our telecommunications network. These assets represent 79% of the total net book value of the capital assets as at December 31, 2006. The network is highly complex and, due to constant innovation and enhancements, some network assets may lose their utility faster than anticipated. A reassessment of the economic lives of these components is conducted when events or changes in circumstances indicate that their useful life may not be as long as originally anticipated. Adjustments to their expected lives would be made after considering historical experience and capacity requirements, consulting with the vendor and assessing new product and market demands and other factors. When factors indicate network assets may not be useful for as long as anticipated, the asset’s estimated useful life may be shortened. This could result in a higher depreciation and amortization expense in future periods and/or an impairment charge to reflect the write-down in value of the asset.
MD&A Year Ended-December 31, 2006

Telecommunication equipment depreciation is currently calculated using the declining-balance method based on rates ranging from 5% to 20% annually. Earth station equipment depreciation is calculated using the straight-line method based on estimated useful lives of ten to twelve years. We estimate that a one year decrease in the useful life of our capital assets relating to telecommunications equipment and earth station equipment would increase depreciation and amortization expense by approximately $2.5 million. Of this amount $1.0 million would relate to the MSS segment and $1.5 million would relate to the Broadband segment. A one year increase in the useful life of these assets would decrease depreciation and amortization expense by approximately $2.0 million, of which $0.8 million would relate to the MSS segment and $1.2 million to the Broadband segment.
Impairment
The impairment of long-lived assets is assessed when events or changes in circumstances indicate that we may not be able to recover their carrying value. Factors considered important which would result in an impairment review include the following:
•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner of use of our assets or the strategy of the overall business; and

•	significant negative industry or economic trends.
Impairment for such assets is determined using a projected undiscounted cash flow method. If the asset’s carrying value is greater than the value indicated under the undiscounted cash flow method, an impairment charge would be recorded. This requires judgment to be made by management estimating future cash flows and economic life, among other assumptions. Different assumptions could yield materially different results.
We believe that estimates of future cash flows and fair value are reasonable. Assumptions used are consistent with internal planning and reflect best estimates based on factors including past operating results, budgets, economic projections, and market trends. These estimates, however, have inherent uncertainties that management may not be able to control. As a result, the amounts reported for these items could be different if different assumptions were used or if conditions changed in the future.
In the year ended December 31, 2006 we recorded asset impairment charges of $23.6 million as further described under “Other Costs (Income)”.
Impairment of goodwill is assessed annually and when events or changes in circumstances indicate that goodwill might be impaired. In accordance with the CICA recommendations with regard to Goodwill and Other Intangible Assets, the annual goodwill impairment test involves a two step approach: 1) compare the fair value of a reporting unit with its carrying amount, including goodwill, to identify potential impairment. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not impaired and the second step of the impairment test is unnecessary; and 2) if the carrying amount of a reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill should be compared with its carrying amount to measure the impairment loss, if any.
MD&A Year Ended-December 31, 2006

In Stratos’ case, the reporting units are the MSS and Broadband segments. The fair value of a reporting unit is the amount at which the unit could be purchased or sold between willing parties. Fair value is normally determined by using one of three approaches: market capitalization; multiples of segment earnings (or other financial indicators, such as revenue or earnings); or discounted cash flows.
In 2006, we elected to use the discounted cash flow approach in our annual goodwill impairment test – See “Accounting Changes in 2006”. This involves evaluating expectations about future cash flows and discount rates to estimate the reporting unit’s fair market value. In 2006, we engaged a third party valuations consultant to assist in estimating fair value using this approach. In 2006 and 2005, the results of step one of the annual impairment test indicated that there was no potential impairment to goodwill as at December 31, 2006 and December 31, 2005. As a result, we were not required to perform step two of the annual impairment test.
Accounting for income taxes
We are required to estimate the amount of tax payable for the current year and the future income tax assets and liabilities recorded in the accounts for future tax consequences of events that have been reflected in its financial statements or tax returns for each taxing jurisdiction in which we operate. Significant management judgment is required to assess the timing and probability of the ultimate tax impact. We record valuation allowances on future tax assets to reflect the expected realizable future tax benefits. Actual income taxes could vary from these estimates due to future changes in income tax law, changes in the jurisdictions in which we operate, the inability to generate sufficient future taxable income or unpredicted results from potential examinations or determinations of each year’s liability by taxing authorities.
Valuation allowances primarily relate to potential future tax assets arising from accounting depreciation claimed in excess of tax depreciation and tax losses carried forward in the various jurisdictions in which we operate. We must assess both positive and negative evidence when determining whether it is more likely than not that future tax assets will be recoverable in future periods; such assessment is required on a jurisdiction by jurisdiction basis. Based on this assessment, a valuation allowance must be established for the amount of the future tax assets that are determined not to be realizable. Realization is based on our ability to generate sufficient future taxable income. Cumulative losses incurred in certain jurisdictions in prior years represent sufficient negative evidence under GAAP to require a valuation allowance related to differences in depreciation and tax losses carried forward in these jurisdictions. Accordingly, future tax assets in these jurisdictions have been recognized only in an amount equal to future tax liabilities to the extent that the reversal of these taxable temporary differences is more likely than not available to utilize a portion of the tax losses carried forward. We intend to maintain a valuation allowance until sufficient positive evidence exists to support its reversal. Changes in material assumptions can occur from period to period due to the aging of prior year’s losses, the cumulative effect of current period taxable income and other sources of positive and negative evidence. If these changes in material assumptions were to provide sufficient positive evidence as at December 31, 2006, we could record the net benefit of $35.8 million, or a portion thereof, as a recovery of income taxes in the period when realization becomes more likely than not and a corresponding increase in net future income tax assets.
MD&A Year Ended-December 31, 2006

Risk and Risk Management
Operating risk
The remote telecommunications industry is continually evolving and is subject to rapid and significant changes in technology and industry participants. The industry is characterized by changing customer requirements, emerging industry standards and new product and service introductions. Customer demand has also been impacted by fluctuations in telecommunication requirements of various government, military and media agencies resulting from world events. We are committed to making the necessary investments to develop, improve and expand product and service offerings.
The remote telecommunications industry is competitive. We compete or may compete, directly or indirectly, with other former Inmarsat signatories, satellite service resellers and network operators on product pricing and value added services. We may also face competition from newly formed or emerging entities, as well as more established telecommunications organizations. We must continue to respond effectively to technological changes and to competitors’ innovations. The remote communications industry has experienced increased competition on the price of services. Specifically, we believe that MSS customers are increasingly making purchase decisions based on price. A majority of our MSS business is subject to “on-demand” contracts with no minimum purchase requirements, consistent with industry wide practice.
We rely on key suppliers such as Inmarsat, Iridium, and several other satellite space segment suppliers. In the normal course of business we periodically renew contracts with these suppliers. In December 2003, we entered into a new CFA with Inmarsat Limited. The CFA and related agreements define the roles and responsibilities of the parties and assures the supply by Inmarsat of existing services, as well as new services which are expected to be introduced in the future based on the fourth generation satellites. The CFA and renewed LESO agreement will expire in April 2009, with provisions for further extensions. However, we believe that our business would be negatively impacted if we fail to renew the agreement on terms and conditions favorable to us. The new CFA and renewed LESO agreement permit Inmarsat, subject to certain specified conditions, to appoint new distribution partners for future Inmarsat services and to authorize other entities to construct land earth stations. Inmarsat has appointed new distribution partners for BGAN services pursuant to the agreements.
There has been enhanced awareness of the risk stemming from a major disruption in business operations in the event of a natural or man-made disaster. We have completed a business continuity plan to mitigate this risk. However, there can be no assurance that all such risks can be mitigated.
MD&A Year Ended-December 31, 2006

Acquisitions Risk
We have a strategy of achieving growth both organically and through acquisition, such as the acquisition of Xantic completed early in 2006. We expect to continue to consider investments in strategic opportunities to enhance our operations and competitive position. We have a history of successfully integrating acquisitions, however, there can be no assurance that we will be able to realize benefits of, or synergies from, potential investments.
Industry Consolidation
In addition to our acquisition of Xantic, there may be further consolidation among participants in the remote communications industry. Consolidation by one or more of Stratos’ competitors would be expected to strengthen their competitive position, by increasing their size, market share and resources. We remain committed to our strategy of growth through acquisitions; however, if we fail to realize the benefits of this strategy in a consolidating market, this could weaken our competitive position and adversely affect our business, operating results and financial condition.
Inmarsat BGAN Services
We operate a network of LESs in order to provide Inmarsat services. Inmarsat will own and operate the LESs for the new Inmarsat BGAN services, which became available in late 2005. While revenues from BGAN services during 2006 were not significant due to the early stage of commercial deployment of the service, gross margins for the sales of BGAN services are expected to be less than for certain other Inmarsat services. In addition, some existing customers may migrate from existing higher margin services to lower margin BGAN services, negatively impacting our results.
Foreign Currency Exchange Rate Risk
We prepare our consolidated financial statements in U.S. dollars and each of our subsidiaries operates with U.S. dollars as the functional currency as a substantial portion of our business is conducted in U.S. dollars. By virtue of our international operations, we conduct business in a number of foreign currencies other than the U.S. dollar. Transactions which have occurred in currencies other than U.S. dollars have been converted to U. S. dollars at the exchange rate in effect at the transaction date. Carrying values of monetary assets and liabilities in currencies other than U.S. dollars have been converted at the U.S. rate at the balance sheet date with the resulting gain or loss included in income.
Our exposure to foreign currencies is limited due to the substantial portion of our customer contracts, major expenditures and debt denominated in U.S. dollars.
MD&A Year Ended-December 31, 2006

To mitigate potential risks with respect to foreign currencies, our strategy has been to match cash inflows and outflows by currency, thereby minimizing net currency exposures to the greatest extent possible. Consequently, we have not entered into forward contracts to manage exposure to exchange rate fluctuations pertaining to our future net cash flows from operations. Xantic has entered into forward exchange contracts to manage exposure to Euros for its operations and we may continue to do so in the future. Foreign currency exchange rate fluctuations related to the translation of transactions occurring in currencies other than U. S. dollars and foreign exchange gains and losses related to the translation of monetary assets and liabilities have not been significant in the years ended December 31, 2006 and 2005.
To perform a sensitivity analysis, we assess the risk of loss in fair values due to the impact of hypothetical changes in foreign currency exchange rates on monetary assets and liabilities denominated in currencies other than U.S. dollars. Our primary exposures to foreign currency exchange fluctuations are Euros/U.S. dollar, Canadian dollar/U.S. dollar and pound sterling/U.S. dollar. For the year ended December 31, 2006, the potential reduction in earnings from a hypothetical instantaneous 10% adverse change in the December 31, 2006 quoted foreign currency spot rates applied to Euro denominated monetary assets and liabilities included in the December 31, 2006 balance sheet would have been approximately $0.6 million. The impact on earnings of a similar adverse change in Canadian dollars and Pound Sterling denominated monetary assets and liabilities included in the December 31, 2006 balance sheet would have been nominal.
Interest Rate Risk
Our Term B facility outstanding on December 31, 2006 bears interest based on LIBOR and therefore are affected by changes in market interest rates. As outlined in note 18 to our Consolidated Financial Statements, we have entered into interest rate swap agreements to hedge a portion of our exposure to such fluctuations. The amount of our remaining variable rate debt was $25.0 million at December 31, 2006. If the LIBOR rate were to increase by 1%, our annual net income before tax would be reduced by approximately $0.3 million based on these levels.
Regulation
The operation of the systems and distribution of the services of Stratos are subject to significant regulation in the United States, the Netherlands, the United Kingdom, Australia, New Zealand, Canada, Germany and Russia. Inmarsat, Iridium and other satellite systems we use are designed to operate in limited portions of the radio frequency spectrum. Within these operational parameters, the allocation and use of radio frequency spectrum for the provision of satellite and other wireless communications services are regulated on a national basis, subject to international coordination. In addition, the implementation and operation of Stratos’ systems, like those of other satellite and wireless systems, are dependent upon obtaining and maintaining the necessary licenses, certifications and other approvals, which may or may not be issued or renewed by the applicable regulatory authority.
MD&A Year Ended-December 31, 2006

Taxes
We are subject to tax in many jurisdictions throughout the world. Income tax expense and future income taxes are affected by a number of factors, such as the amount of taxable income in particular jurisdictions, the tax rates in such jurisdictions, tax treaties between jurisdictions, capital taxes not based on taxable income, and future changes in law. Generally, tax liabilities are separately assessed on a legal entity or group of legal entities within the same jurisdiction. Therefore, we are not always able to apply current or prior years’ tax losses in certain entities against the taxable income arising in other profitable entities. As a result, we may pay income and capital taxes or record future tax expense in certain jurisdictions even though losses may be incurred in other jurisdictions.
The foregoing risks should be read in conjunction with the additional risks relating to Stratos and the remote telecommunications industry described in our Annual Information Form filed with Canadian Securities Regulatory Authorities and the prospectus contained in our registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on Form F-4, and also available on SEDAR, including the risk factors beginning on page 14 thereof.
Changes in Accounting Policies
A summary of our significant accounting policies is presented in Note 2 to our Consolidated Financial Statements for the year ended December 31, 2006 and 2005.
Accounting Changes in 2006
In the fourth quarter of 2006, we changed the method applied to estimate the fair value of our reporting units from the market capitalization approach to the discounted cash flow approach.
We made the change because we believe the market capitalization approach has inherent limitations related to market price volatility and the need to make an allocation of fair value in enterprises with more than one reporting unit. Under the market capitalization approach, fair value is determined based upon the enterprise’s quoted share price on a particular date. The enterprise then allocates the resulting fair value based on the relative segment earnings of the reporting units. Events such as our acquisition of Xantic, which significantly increased the size of our MSS reporting unit in 2006 and the impact of the 2005 hurricanes in the Gulf of Mexico on the Broadband reporting unit profitability in 2006, had a significant impact on the allocation of fair value between the respective reporting units.
The discounted cash flow approach incorporates information regarding our future plans for revenue growth and cost patterns in the estimate of fair value and is unaffected by short term fluctuations in quoted share prices. This approach is more widely used by companies with more than one reporting unit than the market capitalization approach. Accordingly, we believe the discounted cash flow approach provides a more reliable and relevant estimate of fair value than the market capitalization approach.
Based on the discounted cash flow approach, the estimated value of each of our reporting units exceeded their carrying value in 2006. If we had continued to apply the market capitalization approach in 2006, the estimated fair value of our Broadband reporting unit would have been less than its carrying value.
MD&A Year Ended-December 31, 2006

Under the market capitalization approach, the Corporation would have reported a goodwill impairment charge of $47.7 million, a decrease in future tax liability of $9.9 million and a decrease in net earnings of $37.8 million based on the quoted market price of our shares on November 30, 2006. The application of the discounted cash flow approach would not have resulted in an impairment charge in prior years.
Proposed Accounting Standards
In April 2005, the Canadian Institute of Chartered Accountants released three new accounting standards related to “Financial instruments – recognition and measurement,” “Hedges” and “Comprehensive income.” These standards must be implemented no later than fiscal years beginning on or after October 1, 2006. Under the new standards, all financial instruments must be classified as held for trading, held to maturity, available for sale or loans and receivables. This classification determines how the financial instrument is measured and how gains and losses are recognized. The new standards require all derivatives to be recorded on the balance sheet at fair value. Off balance sheet treatment is no longer permitted. The method of hedge accounting which was previously unspecified must now be specified. Under the new standards, gains and losses resulting from any ineffectiveness in hedging relationships are required to be identified, measured and recognized in income immediately. As well, other comprehensive income has been introduced where certain gains and losses are temporarily presented outside of income. We are presently determining the impact, if any, the adoption of this standard will have on our financial position or results of operations.
In July 2006, the U.S. Financial Accounting Standards Board released FIN 48, an interpretation related to “Accounting for uncertainty in income taxes”. This interprets SFAS No. 109 “Accounting for Income Taxes” and becomes effective for fiscal years beginning after December 15, 2006. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Under this new interpretation, we will determine whether it is more likely than not that a tax position will be sustained upon examination. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. This interpretation will also require additional disclosures relating to uncertain tax positions. This includes disclosure of our policy on treatment of interest and penalties on the uncertain tax provisions, the amount of interest and penalties recognized in the statement of operations and the statement of financial position, a tabular reconciliation of the change in unrecognized benefits and reductions in the unrecognized tax benefits as a result of a lapse of the applicable statute of limitations, the total amount of unrecognized benefits that if recognized would affect the effective tax rate, an analysis and disclosure of details of unrecognized tax benefits that may reverse within 12 months of the reporting date, and a description of tax years that remain subject to examination by major tax jurisdictions.
MD&A Year Ended-December 31, 2006

We are presently determining the impact, if any, the adoption of this interpretation will have on our financial position or results of operations.
Management’s Evaluation of Disclosure Controls and Design of Internal Control over Financial Reporting
The President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer, together with management have established and maintained disclosure controls and procedures for the Corporation in order to provide reasonable assurance that material information relating to Stratos is made known to them in a timely manner, particularly during the period in which the annual filings are being prepared. Management has evaluated the effectiveness of the disclosure controls and procedures as of the December 31, 2006, and based on that evaluation have concluded that these controls are effective in providing such reasonable assurance.
The President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer, are also responsible for the design of internal controls over financial reporting within the Corporation in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management evaluated the design of the Corporation’s internal controls and procedures over financial reporting as of December 31, 2006, and based on that evaluation have concluded that the design is effective to provide such reasonable assurance.
There has been no change in our internal control over financial reporting that occurred during the year ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, internal controls over financial reporting.
Outlook
Our key operational and financial objectives for 2007 include the following:
•	Complete the integration of Xantic and achieve related $30 million annual synergies level by mid 2007;
•	Drive profitable organic growth in key markets and products such as our U.S. government and BGAN initiatives; and
•	Utilize free cash flow to begin to reduce leverage.
Based on 2006 results, currently available information and market conditions, we expect reported revenue growth to be in the low single-digit range for 2007, including a full year of revenue related to the acquisition of Xantic. Segment earnings for the year are expected to grow by between 10 and 15 percent largely driven by the synergies related to the Xantic integration and our $10.0 million cost-reduction initiatives completed in late 2006. Consistent with past results, we expect first-quarter 2007 segment earnings will be substantially lower than the remaining three quarters of the year, reflecting the re-start of the annual volume discounts earned from Inmarsat. Capital expenditures are anticipated to be in the range of 4.5 to 5.5 percent of revenue.
MD&A Year Ended-December 31, 2006

Glossary of Terms for Management’s Discussion and Analysis of Financial Condition and Results of Operations
BGAN
An acronym for Broadband Global Area Network, a Stratos-provided Inmarsat service launched in December 2005, providing high-speed IP based data capabilities.
Broadband
A transmission system that multiplexes multiple independent signals onto one cable. In telecommunications terminology, any channel having a bandwidth greater than a voice-grade channel (4 kHz). In LAN terminology, a coaxial cable on which analog signaling is used. Also called wideband.
DIRECWAY®
A VSAT satellite service operated by Hughes Network Systems (HNS) that provides broadband connectivity to consumers and businesses in fixed-site, remote locations, primarily where terrestrial services, such as DSL and cable broadband, are unavailable. Stratos is a value-added reseller of DIRECWAY in the U.S. and Canada.
Fleet F77, F55 and F33
Stratos-provided Inmarsat services that offer highly advanced communications capabilities, including voice, HSD and packet data services for the marine market while at the same time lowering service costs. These services give shipboard crew members the same global access to voice and data communications as any major land-based office. F77 is designed for large vessels, while F55 and F33 offer lighter weight antennas to serve medium- and small-sized vessels, respectively.
GAN
An acronym for Global Area Network, a Stratos-provided Inmarsat service providing global, mobile, high-speed data and voice communications primarily in land based applications.
Hubs
A fixed antenna used to send and receive satellite transmission signals, interconnecting telecommunications between a satellite and VSATs.
Inmarsat®
An acronym for International Maritime Satellite service that provides mobile communications for land, air and sea worldwide.
Inmarsat B, C and Mini-M
Stratos-provided legacy Inmarsat services providing voice and/or data services in land and maritime applications.
IP
MD&A Year Ended-December 31, 2006

Internet Protocol. Software that tracks the Internet address of nodes, routes outgoing messages, and recognizes and routes incoming messages.
Iridium®
A global mobile satellite telephone and paging service. Global coverage is provided by low-earth-orbiting satellites, allowing users to make and receive calls virtually anywhere in the world.
Microwave
A high-frequency electromagnetic wave, one millimeter to one meter in wavelength, intermediate between infrared and short-wave radio wavelengths. Can be used as a long-range voice and data communications medium.
MSV
Mobile Satellite Ventures. A satellite network that provides voice, data and wide area dispatch maritime communications services. MSV uses spot beam technology to provide secure communication for North and Central America, the northern tip of South America, the Caribbean, and Hawaii.
Regional BGAN
A Stratos-provided Inmarsat service that brings high-speed data communications to developed and developing nations in its service area, with usage charges based on the amount of data sent or received rather than the conventional “per minute” charge for satellite airtime.
StratosITek™
A Stratos-provided IP VSAT service that provides high-speed, always-on connectivity for remote-location land and maritime applications on a global scale. StratosITek offers speeds of up to 2 Mbps and is available in several configurations that allow it to be installed on maritime vessels or moved quickly and easily from location to location on land.
StratosNet®
Stratos’ Internet e-mail system, StratosNet, is an Internet service optimized for cost-effective mobile communications through multiple mobile satellite networks. StratosNet provides the ability to transmit data at 2.4 kbps or higher while also gaining from the benefits of compression. StratosNet makes the Inmarsat-C service extremely efficient for e-mail at sea on a vessel of any size.
Swift 64™
A Stratos-provided Inmarsat service that provides global in-flight data communications services to commercial and private aircraft at speeds up to 64kbps. Swift 64 services have been designed to meet the needs of aircraft passengers, corporate users and the flight deck, and are designed to take advantage of existing Inmarsat Aero H/H+ installations already found on a large number of aircraft.
VSAT
Very Small Aperture Terminal. A relatively small satellite antenna used for satellite-based point-to-multipoint data communications.
MD&A Year Ended-December 31, 2006